Exhibit 17.1

August 15, 2022

Board of Directors

Cannagistics, Inc.

150 Motor Parkway

Suite 401

Hauppauge, NY 11788

Re:       Cannagistics, Inc. (the “Company”)

Dear Sirs:

Please be advised that I hereby resign as a President/CEO of Cannagastics, Inc., effective the close of business as indicated above.

My resignation does not in any way imply or infer that there is any dispute or disagreement relating to the Company’s operations, policies or practices.

Sincerely,

/s/ Jim Morrison

Jim Morrison